June 11, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 174 to the Trust's Registration Statement under the Securities Act of 1933, as amended and Post-Effective Amendment No. 177 to the Trust's Registration Statement under the Investment Company Act of 1940, as amended. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to register shares for public offering of the Good Harbor Tactical Core US II Fund (the "Fund"). Previously, on May 15, 2014, the Fund, then known as the Tactical Core US II Fund, registered under the Investment Company Act of 1940, as amended (Accession Number: 0000910472-14-002157) and subsequently updated its Registration Statement on January 26, 2015 (Accession Number: 0001580642-15-000332).

If you have any questions, please contact the undersigned at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Parker D. Bridgeport, Esq.

Parker D. Bridgeport, Esq.